Exhibit 12.1

SELECT INCOME REIT
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine Months
	Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011 (1)	2010 (1)
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings of an investee	$64,527	$105,867	$92,662	$65,896	$68,943	$60,572
Fixed charges	53,710	12,974	13,763	7,565	-	-
Adjusted earnings	$118,237	$118,841	$106,425	$73,461	$68,943	$60,572

Fixed charges:
Interest expense (including net amortization of debt premiums and discounts and deferred financing fees)	$53,710	$12,974	$13,763	$7,565	$-	$-

Ratio of Earnings to Fixed Charges (1)	2.2x	9.2x	7.7x	9.7x	-	-

(1)	There is no ratio for the years ended December 31, 2011 and 2010 because there were no fixed charges attributable to us during these years.